LAW OFFICES OF

DICKIE, MCCAMEY & CHILCOTE

A PROFESSIONAL CORPORATION

TWO PPG PLACE, SUITE 400
PITTSBURGH, PENNSYLVANIA
15222-5402

TEL. 412-281-7272
FAX. 412-392-5367
WWW. DMCLAW.COM

Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

July 11, 2006

Jay Williamson
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

> *Re: Keystone Insurers Group, Inc.*
> *Amendment No. 2 to Form 1-A*
> *Amendment filed June 29, 2006*
> *File No.: 24-10133*

Dear Mr. Williamson,

Enclosed please find Keystone Insurer Group's response to your comments dated February 27, 2006[1]. Enclosed also are certain supplemental documents provided in response to your comments. The documents consist of the following:

1.   Response to SEC comments.

2.   Clean and Deltaview drafts of the Form 1-A, reflecting changes made in response to the comments.

3.   In response to comment 2, copies of employment agreements between Keystone and each of David Boedker, President and Chief Executive Officer and Michael Azar, Chief Financial Officer and Chief Operating Officer.

4.   A copy of the financial statements for the years ended December 31, 2005, 2004 and 2003.

---

[1] Please note, prior correspondence from our firm was sent by Attorney Jun Yu who is no longer representing Keystone Insurers Group, Inc. Attorney Yu resigned from our firm last week. Going forward, please direct you correspondence to the undersigned.

PITTSBURGH	HARRISBURG	PHILADELPHIA	WASHINGTON, D.C.	NEW JERSEY	NORTH CAROLINA	OHIO	WEST VIRGINIA
412-281-7272	717-731-4800	215-925-2289	888-434-5566	856-354-0192	704-334-1108	740-284-1682	304-233-1022

5.   A copy of the Reagan & Associates valuation report dated as of December 31, 2005. Pursuant to comments 43 and 44, we removed the valuation report from the exhibits. We are submitting the report supplementally for your review.

6.   A copy of the signed Impoundment of Funds Agreement.

7.   In response to comment 42, clean and Deltaview drafts of the revised form Subscription Agreement

Three complete sets of documents are enclosed in accordance with your request.

Please call me if you have any questions or comments regarding the responses, the revised Form 1-A, the supplemental documents or any other matter.

Very truly yours,



Robert W. Hastings

Cc: David E. Boedker (w/o enc.)

July 11, 2006

Jay Williamson
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Keystone Insurers Group, Inc.
Amendment No. 2 to Form 1-A
Amendment filed June 29, 2006
File No.: 24-10133

Dear Mr. Williamson,

Thank you for your comment letter dated February 27, 2006 relating to the above referenced Amendment No.1 to Form 1-A. We have revised the form 1-A pursuant to your comments and updated the financial statements. In addition, we would like to note that we have made certain adjustments to our capital stock. We indicated in our previous filings that our board authorized a 1 to 4 stock split and the issuance of 49 shares of "split warrant" in May 2005. The purpose of the stock split and warrants was to reduce our share price to $10,000 based on the valuation of our shares at $47,893 per share. However, in conducting our annual valuation of the Company in 2006, our pre-split shares were valued at $57,005 per share, and the board decided to rescind the authorization of the 1 to 4 stock split and the "split warrants", neither of which had been issued, and authorized instead a 1 to 5.7005 stock split in order to maintain the $10,000 offering price. We have revised the Form 1-A to reflect this change.

Along with our previous filing dated January 23, we submitted to you copies of Keystone's contracts with insurance carriers for your review. We would like to note that the contracts were provided on a confidential basis. They were submitted for your review only, and were not intended to be filed or made public. Should you determine after your review that these contracts should be filed as part of the public record, we will request confidential treatment.

We have filed or will file shortly the amended Form 1-A in Pennsylvania, North Carolina and Virginia, and the Form 1-A remain subject to comments from the securities commissions in those states. We will notify you know when the Form 1-A is qualified in these states.

Below is our response to your comments, quoted below in italic type.

General Comments

1.   Please include the Commission offering statement number on the facing page of all future amendments to this offering statement.

We will include the number on all future amendments.

2.   In a letter dated January 4, 2006, company counsel indicated that it was withdrawing its application for confidential treatment and would file the covered exhibits in their entirety. In the course of our review of your amendment, we were unable to locate these exhibits. Please verify if they have been filed, or state when they will be filed.

Attached please find the employment agreements for David E. Boedker and Michael Azar.

3.   In your response to our prior comment 3, you request a waiver of the requirement that you file all material contracts as exhibits based on their volume, the burden to the company of providing this information, and the lack of a significant benefit to investors in making the contracts available. Based on our assessment of your response, including the agreements filed, it appears that there is a misunderstanding regarding our request. Understand that "exhibits" are not required to be delivered to investors but are "filed" as a public record.

Thank you for the clarification.

4.   Please add disclosure indicating clearly whether any officers or directors will purchase in this offering.

We added such disclosure under "Terms of the Offering".

5.   We reissue our prior comment 93 in its entirety. Please note that while your response provides valuable information to the investor, our comment was directed at the issue of when shareholders must approve, by means of a shareholder vote, the issuance of additional securities.

The issuance of additional shares are not subject to shareholder approval. We revised Item 41(c) the offering circular to so indicate.

Item 4 Jurisdictions in which Securities are to be Offered, page vi

6.   We note your disclosure that you plan to offer new franchises a chance to purchase your common stock on a rolling basis, and that you propose to offer your securities in Pennsylvania, Virginia and North Carolina. Please advise us whether new franchises may be located without the preceding states; if so, please address any additional regulatory and disclosure issues associated with making an offering outside of the jurisdictions disclosed in response to Item 4.

We expect that a small number of new franchises in the next two years will be located in Ohio and/or Indiana. For offers to such franchises, we will make the necessary filings under the

appropriate state securities laws. The description of the offering method in the Form 1-A also applies to these offers.

Part II – Offering Circular

7.   Please note that Part II of the filing is the offering circular which is the part required to be distributed to prospective investors.

We revised the heading of Part II to read "Offering Circular".

Offering Circular Cover Page

8   There is a confusion concerning the duration of this offering and when proceeds will be returned to investors if the $1,000,000 minimum offering is not sold. Please clearly indicate hereon and under Item 26 whether it is 270 days or two years from the date on the cover page of the circular.

We revised the cover page and Item 26 to indicate that the duration of the offering to currently eligible purchasers is 120 days after the qualification of the offering statement by the SEC, which may be extended to 270 days at the board's discretion, and the duration of the offering to future new franchises is two years. The funds in escrow will be returned if the minimum proceeds are not raised by the target completion date of the offering to currently eligible purchasers or any extension thereof.

Table of Contents

9.   It appears that the company intends to attach and circulate a number of exhibits with the offering circular. Please include those to be attached in the table.

We have decided not to attach and circulate the exhibits with the offering circular. Instead, the offering circular will refer to the exhibits filed with the offering statement.

Offering Statement Summary

10.   Please include a brief summary of the issuer's business, its subsidiaries' business and the business of its franchises. It should clarify the nature and source of the issuer's revenues, the fact that it is not a regulated insurance company, the date and terms of the stock split and that all information in the circular has been so adjusted, the fiscal year end and etc.

We revised the offering statement summary pursuant to these comments.

11.   Reconcile the statement on page 1 that "senior officers as a group may not own more than 20%. . ." with the fact that they currently own, and will continue to own after the offering, much more than 20.

After the 1 to 5.7005 stock split, the senior officers as a group beneficially own only

28.5023 shares, which amount to 10.2% of the 279.3228 total shares outstanding.

Terms of the Offering How to Subscribe, page 5

12.   Please explain your statement, on page 6, that you "reserve the discretion to sell less than one share to any single purchaser". Would such a purchaser have any rights as a shareholder; if so, what rights would the purchaser have? In addition, please analyze any securities law implications, including the Rule 415 requirement that an offering be at a fixed price, of a sale of a fractional interest in a security. Alternatively, please remove this reference.

We removed the reference.

Risk Factors, page 9

13.   The last sentence of Risk Factor 7 should be deleted. Securities qualified under Regulation A are freely tradable.

We deleted the sentence.

14.   Update the 2004 contingent commission arrangements mentioned in risk factor 8 to the most recent fiscal year.

We updated the information.

15.   Update the June 22, 2005 dates and the relevant information in risk factor 17.

We updated the information.

Business and Properties, page 17

16.   Your response to comment 51 should be included under this caption of the offering circular.

We added the information under "Sources of Revenues".

17.   Please describe any provisions in your existing contracts with insurance providers which would obligate you to make payments on behalf of defaulting franchises. In addition, if the company has made default payments please disclose the amounts and circumstances behind the default.

Under the insurance carrier contracts, the insurance agencies are required to remit portions of premiums they collected, and we are responsible for remitting such portions of premiums if a franchise fails to do so. We have never had to make any such payment in the past. We have in place various precautions against such default payment. For example, we scrutinize the agencies' financial statements prepared by independent accountants both before and after admitting them into the franchise. We also obtain a security interest in the assets of the franchise when they

become our franchise. We added this information under "Sources of Revenue".

Sources of Revenues, page 22

18.   *Update the figures and percentages to the most recent fiscal year. In addition, the sources and the percentages for 2004 are not at all consistent with the statement of income for that year. Please reconcile.*

We updated the financial statements and reconciled the statement of income and source of revenue.

Offering Price Factors, page 38

19.   *Indicate the date of the tangible book value stated in Item 7.*

The date is December 31, 2005, the date of the valuation of the Company conducted by Reagan Consulting, Inc.

20.   *Advise supplementally how the $727,303 and $3,710 figures were arrived at.*

The figures have been revised to reflect the new valuation of the company. The new figures are $599,570 and $2,147. The figures are based on the valuation of the Company by the independent consulting firm of Reagan Consulting, Inc., an Atlanta, Georgia-based consulting firm specializing in the insurance industry. According to the valuation, the net tangible book value of the Company was $599,570 as of December 31, 2005. Therefore, the per share value was $599,570 divided by 279.3228 shares, which equals $2,147.

Use of Proceeds, page 41

21.   *We note that $2,400,000 of the maximum proceeds is slated for "targeted acquisitions & internal growth". Please indicate in the footnote, or elsewhere, that there are no specific acquisitions probable at the present time.*

We added this in the footnote.

22.   *Clarify "expansion of resources" as indicated in the footnote.*

We revised to indicate that the expansion of resources include hiring additional insurance professionals such as loss analysts, state managers and data technicians.

Capitalization, page 44

23.   *Please reconcile the stockholders equity and the par value of the shares with the July 31, 2005 balance sheet.*

The July 2005 balance sheet has been deleted due to the update.

24.   Please indicate in response to Item 26(b), and elsewhere as appropriate, the circumstances in which proceeds from stock sales to new franchises will or will not be placed in escrow. Please also indicate that, in the event you are unsuccessful in raising the minimum offering amount within 270 day, you will not engage in sales to new franchises using this offering circular.

We revised the offering circular to indicate that, if we are unsuccessful in raising the minimum offering amount by the target completion date for offers to currently eligible purchases, we will not engage in sales to new franchises using this offering statement. Proceeds from stock sales to new franchises will not be placed in escrow.

25.   With securities that are being offered by the issuer, you must identify in the prospectus the person(s) participating in the distribution on its behalf and the exemption from registration as a broker-dealer. In addition, supplementally, advise the staff, separately in writing, of the basis of each such person's participation in offering the securities without broker-dealer registration. If Rule 3a4-1 of the Securities Exchange Act of 1934 will be relied upon, supplementally explain how each element of the Rule will be satisfied as to each person.

We added disclosure under Item 24 that we are seeking exemption under rule 3a4-1 for each person participating in the offering.

The persons participating in the distribution are identified under Item 24. They are: David E. Boedker, President and CEO; Colin R. Buzzard, Senior Vice President of Marketing and Franchise Relations; and George Wynne, Senior Executive of Corporate Development.

Rule 3a4-1 will be relied on with regard to each of these persons, as they are associated persons of the issuer because each of them is an employee or officer of the issuer.

Rule 3a4-1 provides that an associated person of an issuer of securities will not be deemed to be a broker solely by reason of his participation in the sale of the securities of such issuer if the associated person:
  (1) is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Exchange Act, at the time of his participation;
  (2) is not compensated in connection with his participation by the payment of commission or other remuneration based either directly or indirectly on transactions in securities; and
  (3) is not at the time of his participation an associated person of a broker or dealer; and
  (4) meet the following conditions under 3a4-1(a)(4)(ii):
    (A) The associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities.
    (B) The associated person is not a broker or dealer, or an associated person of a broker or dealer in the preceding 12 months; and
    (C) The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(iii) of this

rule, except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

None of the persons identified above is subject to a statutory disqualification. None of them is compensated in connection with his/her participation in the offering or is an associated person of a broker or dealer. In addition, each of these persons primarily performs substantial duties for or on behalf of the issuer other than in connection with transactions in securities as follows:

David E. Boedker performs the duties of a President and CEO; Colin R. Buzzard performs the duties of a Senior Vice President of Marketing and Franchise Relations; and George Wynne performs the duty of a Senior Executive of Corporate Development.

In addition, none of these persons was a broker or dealer or an associated person of a broker or dealer within the 12 months preceding the offering; and none of them participates in selling an offering of securities for any issuer more than once every 12 months. Accordingly, none of them is deemed to be a broker solely by reason of his/her participation in this offering.

Principal Shareholders, page 60

26.   Any officer or director, including their affiliates and associates, owning more than 10% of the outstanding shares, directly or indirectly, must be named.

No officer or director, including their affiliates and associates, either directly or indirectly, own more than 8.2% of the outstanding shares, directly or indirectly.

Management Relationships, Transactions and Remuneration, page 61

27.   Please include the names of the officers whose compensation is disclosed in your tabular presentation on page 62. In addition, please advise us whether the tabular presentation includes any amounts associated with the freezing of your phantom stock plan as described in response to Item 40(b). If not, please explain the basis for this exclusion. In addition, we note that your table does not present a salary associated with George C. Wynne; please advise us why his compensation was excluded from the table and related discussions.

George Wynne was not included because he was not an employee in 2004. We updated the table to include information for 2005 and 2006, including information regarding George Wynne. The presentation includes amounts associated with the freezing of our phantom stock plan.

28.   Please expand on your response to Item 40(c). In particular, we note that you officer bonus pool consists of "a percentage of the [c]ompany's EBITA contingent on the [c]ompany's revenue growth." Please explain the percentage payable under various scenarios; that is, disclose whether it is a fixed percentage, or whether the percentage payable increases as revenue growth increases. In this regard a description of the operation of the clause for various revenue growth rates and reference to the employment contract may be helpful_ Also, expand your discussion to describe the value of any lump sum payments to be received upon a change in control and/or the termination of any employment agreement. In addition, please disclose the terms of clause 5.7 in the various

employment agreements which appear to require raises of at least 3%, but potentially up to 10% per annum.

We revised Item 40(c) to provide the details requested.

29.   Item 39(b) of Model A would require a more extensive description of the issuer's or its subsidiaries' transactions with officers and directors during the past two fiscal years, including dollar amounts and interest rates.

We revised Item 39(b) to include more detailed discussions of transactions with officers, directors and franchises.

30.   Item 40 should be updated to include all remuneration for the 2005 fiscal year.

We updated the information

31.   Item 40(c) refers to "sample copies of the employment agreements". Please file executed copies of all employment agreements in effect with executive officers and key personnel as required by Form 1-A.

We are filing all employment agreements.

Management's Discussion and Analysis of Certain Relevant Factors, page 66

32.   Please explain clearly hereunder the substantial profit-sharing revenue account and the offsetting expense; i.e., how the revenue is obtained, from whom and why it is offset as an expense.

Please see "Reclassification" on the financial statement.

33.   Define "hardening market" and "softening in the market" as used under item 48.

"Hardening market" is a market where premium pricing is on the increase due to unsatisfactory financial performance of insurance companies, and "softening market" means the opposite.

Financial Statements

34.   The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.

Audited financial statements for the years ended December 31, 2005 are provided.

35.   Financial statements of the issuer are required to be included as part of the offering circular and not as an exhibit.

They will be included as part of the offering circular.

36.   *We note your response to prior comment 98. Since consolidated financial statements are presented, it is unclear why there are separate captions for accumulated deficit and members' equity. Please combine these captions into a single caption for retained earnings or accumulated deficit, or tell us why you believe this presentation is consistent with the concept of consolidated financial statements, and disclose the components of each caption in the footnotes to the financial statements.*

We changed the financial statements to comply with this comment.

Summary of Significant Accounting Policies, page 8

37.   *We note your response to prior comment 99. Please expand your disclosure for each significant revenue source to address the specific criteria in Staff Accounting Bulletin No. 104 as previously requested. For example, with respect to profit sharing revenue, expand your disclosures relating to the recognition of revenue upon receipt for calendar year based carriers to discuss how revenue is earned under SAB 104. While the receipt of cash obviates the need to evaluate whether collectibility is reasonably assured, there are many situations in which revenue recognition is still not appropriate under SAB 104, including where payment is received for services that have not yet been performed, or when non-refundable up-front fees are received, but the payment relates to an earnings process that has not been consummated.*

We expanded the disclosure to comply with this comment on SAB 104 as applicable.

38.   *We note your response to prior comment 100. Based on your disclosures, it is not apparent why profit sharing and commissions are recorded as revenue in your financial statements. Please expand your disclosures regarding profit sharing and commission revenues to address the specific criteria in paragraphs 7-17 of EITF 99-19. Disclose whether you act as principal or agent for these transactions as discussed in paragraph 3 of EITF 99-19. Expand your disclosure to include the reasons why offsetting amounts of revenue and expense are typically recorded for these transactions.*

We have reclassified these items (see Note "Reclassification").

39.   *We note your response to prior comment 105. Please note that your interpretation of the requirements of FAS 146 is inconsistent with staff position on materiality as discussed in Staff Accounting Bulletin Topic 1.M. Intentional errors in the financial statements cannot be justified on the basis of immateriality. Please revise the financial statements accordingly.*

The costs are fully amortized as of March 1, 2005, of which $1,608 is charged to expense for 2005. They are removed from the December 31, 2005 balance sheet.

Interim Financial Statements

40. We note your response to prior comment 109. Please disclose the revisions made to the financial statements in a footnote as required by paragraph 37 of APB 20.

This is no longer applicable as the interim financial statements have been deleted.

41. We note your response to prior comment 110. Note that disclosures regarding the stock split and the issuance of the warrants are required in the financial statements, irrespective of your proposed accounting treatment, since the transactions represent a significant change in capitalization. Note that when equity instruments such as warrants are issued to non-employees, the guidance in FAS 123, EITF 96-18 and FAS 123(R) is generally applicable. In this instance, since the warrants were issued to shareholders, it appears that a distribution was made to the shareholders, and that the warrants may need to be evaluated for liability or equity classification under FAS 133 and EITF 00-19. Please revise your disclosures to include the material terms of the stock split and issuance of the split warrants, and tell us how you evaluated the warrants under the guidance outlined above, as applicable.

This is no longer applicable as the interim financial statements have been deleted.

Part Ill Exhibits
Exhibit 4 – Form of Subscription Agreement

42. The Form of Subscription Agreement, filed as exhibit 4, contains a number of representations required to be made by the prospective subscriber which appear to us to be inappropriate in a Regulation A offering; e.g. Sections 6, 7, 8, 9, 11, 12, and 14. We suggest that these sections be deleted from the subscription agreement and that it be re-filed. A subscriber should not be required to represent matters or waive matters that may be available to him under the federal securities laws or represent that he understands disclosure in the offering circular.

We revised and are re-filling the Form of Subscription Agreement.

Exhibit 14 – Reagan Consulting. Inc. Valuation Report and Consent

43. The financial statements and related financial information included in Exhibit 14 do not agree with the audited financial statements included in Part F/S. Financial statements included in offering circulars required under Regulation A must be prepared in accordance with U.S. GAAP. It is not appropriate to include unaudited financial statements in an offering circular when audited financial statements have been prepared for other purposes. Please provide as with a reconciliation of the historical financial information included in Exhibit 14 to your audited financial statements or revise to remove the valuation report from the offering circular.

We are removing the valuation report from the offering circular.

44. Exhibit 14 includes projections of financial results through the year ending December 31, 2007. As outlined in the instructions to Form I-A, discussion of projections of future economic performance is encouraged as long as management has a reasonable basis and the projections are presented in an appropriate format. Please provide us with an analysis explaining management's

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basis for assessing future performance, including a discussion of the key assumptions underlying the projections or revise to eliminate the projections.

We are removing exhibit 14 from the offering circular.